Press Presse Prensa

Medical Solutions

For the business and financial press Erlangen, November 1, 2007
Siemens Completes Tender Offer for Dade Behring
Successful closing is assured with more than 90 percent of common stock tendered
As the cash tender offer expired at 12:00 midnight on Oct. 31, 2007, Siemens intends to accept all validly tendered shares of U.S.-based laboratory diagnostics company Dade Behring. Siemens expects to close the transaction on or about Nov. 6, 2007.
The depositary for the tender offer advised Siemens that as of the expiration of the tender offer, an aggregate of approximately 72,989,428 shares of common stock of Dade Behring had been validly tendered and not withdrawn which, together with approximately 2,663,344 shares to be tendered under guaranteed delivery procedures, represents approximately 94 percent of the outstanding common stock of Dade Behring. After closing, Dade Behring will be integrated in the existing business of Siemens Medical Solutions Diagnostics, a wholly owned subsidiary of Siemens Medical Solutions USA, Inc.
“Becoming the leader in the laboratory diagnostics market enables Siemens to offer its customers a comprehensive portfolio of innovative solutions across the whole healthcare continuum — from prevention to diagnosis, to therapy and care,” said Erich R. Reinhardt, member of the Managing Board of Siemens AG and president and CEO of Siemens Medical Solutions (Med). “There is no other company that can bring together the entire medical imaging, laboratory diagnostics and clinical IT value chain under one roof. Siemens alone can offer opportunities for the integration of such a comprehensive

Siemens AG	Reference number: Med BV200711.13 e
Corporate Communications	Frank Sarfeld
Media Relations	91052 Erlangen, Germany
80312 Munich	Tel.: +49 160 90190499
E-mail: frank.sarfeld@siemens.com

range of technology, workflows and information that will help our customers deliver an improved quality of patient care at reduced costs.”
Reinhardt further explained, “With its strong position in the field of clinical chemistry, Dade Behring complements our existing laboratory business. Plus, its unique, fully integrated IT platforms for combining chemistry and immunodiagnostics dramatically improve laboratory workflow, supporting Siemens’ commitment to partner with its customers to deliver increased efficiency throughout the healthcare enterprise.”
“Diagnostic testing plays a critical role in providing high quality healthcare. Together with Dade Behring, Siemens Medical Solutions Diagnostics is well-positioned to lead the way in bringing new capabilities to the diagnostics industry,” said Jim Reid-Anderson, currently Chairman, President and CEO of Dade Behring. Mr. Reid-Anderson will lead the Siemens Medical Solutions Diagnostics global business that has nearly 15.000 employees. Jochen Schmitz will remain Chief Financial Officer (CFO). Primary offices of the company will be located in Deerfield, Illinois — the current headquarters of Dade Behring.
Siemens (Berlin and Munich) is a global powerhouse in electrical engineering and electronics. The company has around 475,000 employees (incl. discontinued operations) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of services for individual requirements. Siemens provides innovative technologies and comprehensive know-how to benefit customers in over 190 countries. Founded more than 160 years ago, the company focuses on the areas of Information and Communications, Automation and Control, Power, Transportation, Medical, and Lighting. In fiscal 2006 (ended September 30), Siemens had sales of €87.3 billion and net income of €3.033 billion, according to U.S. GAAP. Further information is available on the Internet at: www.siemens.com.
Siemens Medical Solutions of Siemens AG is one of the world’s largest suppliers to the healthcare industry. The company is known for bringing together innovative medical technologies, healthcare information systems, management consulting, and support services, to help customers achieve tangible, sustainable, clinical and financial outcomes. Recent acquisitions in the area of in-vitro diagnostics — such as Diagnostic Products Corporation and Bayer Diagnostics — mark a significant milestone for Siemens as it becomes the first full service diagnostics company. Employing more than 41,000 people worldwide and operating in over 130 countries, Siemens Medical Solutions reported sales of €8.23 billion, orders of

Siemens AG	Reference number: Med BV200711.13 e
Corporate Communications	Frank Sarfeld
Media Relations	91052 Erlangen, Germany
80312 Munich	Tel.: +49 160 90190499
E-mail: frank.sarfeld@siemens.com

€9.33 billion and group profit of €1.06 billion for fiscal 2006 (Sept. 30), according to U.S. GAAP. Further information can be found by visiting www.siemens.com/medical.
About Dade Behring, Inc.
With 2006 revenue of more than US$1.7 billion, Dade Behring offers a wide range of products, systems and services designed to meet the day-to-day needs of clinical laboratories, delivering innovative solutions to customers and enhancing the quality of life for patients. Additional company information is available on the Internet at www.dadebehring.com.
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from: changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens worldwide; changes in business strategy; the outcome of pending investigations and legal proceedings; our analysis of the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about our risk factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Siemens AG	Reference number: Med BV200711.13 e
Corporate Communications	Frank Sarfeld
Media Relations	91052 Erlangen, Germany
80312 Munich	Tel.: +49 160 90190499
E-mail: frank.sarfeld@siemens.com